Exhibit 99.1

Points International Ltd.

2012 ANNUAL REPORT

points

Points is the global leader in loyalty currency management, and manages the world’s largest Loyalty Commerce Network. Providing loyalty eCommerce and technology solutions via a state-of-the-art loyalty commerce platform, alongside comprehensive sales and marketing services, Points enhances the programs of more than 45 of the world’s top loyalty brands worldwide.

Points’ suite of product offerings allow loyalty programs to expand their reach with supported merchant strategies and white-label applications; enable consumers to release the value of their accounts through online buy, gift and trade transactions; and allow eCommerce merchants to add loyalty solutions directly to their online stores through Points’ unique SaaS products. The Points.com website is the world’s largest consumer loyalty wallet and provides the millions of members participating in multiple loyalty programs the ability to track and manage their loyalty currencies like their other financial assets. Users can trade, track, exchange, and redeem loyalty points, miles, and rewards online.

These powerful eCommerce solutions improve the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards. Built on a proprietary Loyalty Commerce Platform, Points pioneered an industry of loyalty currency management and has worked with the leading loyalty programs to deliver many industry firsts including: online mileage sales, the ability to exchange loyalty currency between programs, and redemption into PayPal cash, among others. To date, Points technologies have facilitated the transaction of more than 88 billion points and miles.

Points has been widely recognized among the loyalty and technology communities alike. In 2012, Points was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list, and 40th among PROFIT Magazine’s top 200 Canadian companies by five-year revenue growth.

Established in 2000 as a start-up technology company in Toronto, Points now employs more than 120 staff with satellite offices in Dallas, New York, Los Angeles and London (UK). Points is a public company listed as Points International Ltd. on the NASDAQ (PCOM) and the TSX (PTS).

Table of Contents

Message from the Chairman.....5
Message from the CEO.....6
2012 Highlights.....7
Management's Discussion and Analysis.....8
Consolidated Financial Statements.....32
Leadership Team.....56

More together.

Message from the Chairman

2012 marked another exciting year for Points. We continued to deliver strong value to our shareholders through our record financial performance. For the year, revenues totaled $140 million, up 13% over 2011. We also saw improvements in our bottom-line profitability, delivering full year EBITDA of $6 million and net income of $8 million. Our financial performance was matched by equally strong operational execution. In 2012 we deployed 11 new products with 6 current partners, a 6% increase in products deployed over the course of one year.

Importantly, our operational and financial progress has not gone unnoticed. Throughout the course of the year, Points’ stock price appreciated over 40% well in excess of both the Russell and NASDAQ indices. We were also pleased to add additional sell-side analysts to our coverage base, welcoming Craig-Hallum in particular. We coupled this increased visibility with our continued marketing efforts, attending several growth and technology conferences as well as hosting non-deal roadshows in the U.S. and Canada. Moving ahead, we will remain accessible to the investment community while at the same time continue to focus on successfully running our business.

As is evident, driving shareholder value remains a top priority at Points, and we believe the most compelling way to continue to do so is by executing against the significant opportunity ahead of us. Despite the progress we delivered in 2012, we are still in the very early stages of our company lifecycle. Today, the average American is a member of fourteen plus loyalty programs, and the growing presence of digital wallets, mobile and tablet applications, and daily deal websites, further contributes to the complexity of the loyalty program landscape. It is this evolving landscape that creates even greater opportunities for Points as we seek to improve the liquidity and flexibility of global loyalty program currencies.

The way in which we are addressing this opportunity is three-fold.

At present, Points has penetrated roughly one-quarter of the total loyalty currency programs in the marketplace, and we hope to triple our market penetration over the coming years.

Second, we will look to expand our product deployment. Currently, we have only 40% of our products deployed into our current partner base; as a Company our goal is to double this product deployment.

Lastly, increasing membership engagement with our products will be essential to our growth. Less than 2% of the loyalty community utilizes our products to-date and we hope to increase this engagement to 10%. Continued investment in our technology, our platform, and our employee base will ultimately be critical to driving Points’ growth and adding further value to our shareholders.

While the opportunities for growth are numerous, we do recognize that in order to achieve this growth we must continue to operate our business in a planned, thoughtful fashion. As Chairman of the Board, I am confident that our team will maintain a successful track record of delivering against our financial and operational objectives. I want to thank my fellow Directors for their strategic counsel and foresight this past year, and trust that you also share in our enthusiasm for the future of Points.

Bernay Box
Chairman of the Board

2012 Annual Report 5

Message from the CEO

One year ago, we indicated to you, our shareholders, that we would continue to cultivate Points’ leading position in the loyalty sector. With 2012 now behind us, we are pleased to have delivered on this objective. ¨Throughout the year, we renewed and expanded current partnerships, added new strategic partners across geographies and verticals and introduced innovative products and services. As a result, at year-end, we deployed 11 new products with 6 current partners.

2012 was also a year of strong financial performance for Points. Revenues for the year reached approximately $140 million, representing year-over-year growth of 13%. We coupled this growth with an improvement in profitability, delivering full year EBITDA of $6 million and net income of $8 million.

Core to Points’ success has been the growth and development of our new business pipeline. During 2012, we were pleased to welcome Southwest Airlines, Finnair, Wyndham Hotels, Meliá Hotels, Aeroméxico, SVM Fuel Links, Speedway, and SUBA Games to the Points partner network. In addition, we expanded our relationships with JetBlue, Amtrak, Virgin Atlantic, and SAS, each of which added additional Points’ products to their core loyalty program offerings. Going forward, we will continue to make strides towards bringing new partners onto our platform as well as deepening our footprint across key loyalty verticals.

The expansion of our geographic reach is also essential to Points’ advancement. In 2012, and subsequent to the end of the year, we extended our footprint throughout Spain, Mexico, Finland and the United States. As a result, of announcements made since the beginning of 2012, we have partnerships with 47 loyalty program currencies from around the world.

In addition, we recognized the need to invest in emerging loyalty markets, replete with exceptional growth potential, namely China. Through a co-investment with Aimia in China Rewards, a Shanghai based retail coalition loyalty program start-up, we gained a first-mover advantage in a vast, but early-stage loyalty market. This strategic relationship will offer Points a credible Asia presence and allow us to more efficiently establish our business in the growing Chinese marketplace.

As a first-mover in the loyalty program industry, we pride ourselves on our ability to work with the industry to deliver relevant and valuable products and capabilities. We were pleased to introduce several innovative products oriented around broadening the distribution of Mileage Sales, including integrated customer call center applications and corporate mileage programs both of which are seeing very positive results.

Our customer call center application, which is being used by seven of our partners, provides loyalty customers the ability to ‘top up’ their accounts on the phone at the same time they book a flight, thus redeeming their rewards precisely when they see fit. Our corporate mileage program helps loyalty programs foster relationships with small, medium, and large-sized merchants and partners increasing these merchants’ brand loyalty and revenue simultaneously.

Points has also begun to make our platform easier to integrate with many new loyalty innovations—from digital wallets to mobile and tablet applications—to deliver even more value to our partners, customers, and shareholders into the future.

In support of our continued rapid growth expectations, we will continue to invest in key areas including platform development, data analytics, enhanced Mobile services and international expansion. Each of these investments will be made with our shareholders’ best interests in mind and will be investments that we are confident will help position our platform for stronger growth in revenues and profitability in the years to come.

We are excited for the future of Points and look forward to sharing our successes along the way. I would like to thank the entire Points’ team as well our Board members for their continued dedication and commitment without which we could not thrive. Thanks again for a strong 2012, and I look forward to continued growth in 2013.

Rob MacLean
Chief Executive Officer

6 Points International Ltd.

2012 Highlights

In 2012, we made meaningful progress against our strategic initiatives critical to the long-term growth of the Corporation. We made significant progress against our large and growing pipeline of new business opportunities, expanded relationships with our existing partner network, and extended our global reach.

During the year, we successfully launched several products with new loyalty program partners. We launched our Corporate Mileage sales product with Aeromexico Club Premier and welcomed Wicked Interactive’s SUBA Points program to our Points.com consumer portal. In addition, we extended our reach in the hospitality sector by adding Wyndham Hotels Group and Meliá Hotels International to our list of hospitality companies leveraging our Buy and Gift products.

We also added four new loyalty program partners which we anticipate launching products for in 2013. Southwest Airlines’ Rapid Rewards program, one of the largest and most innovative loyalty programs in the world, has agreed to launch our Buy, Gift and Transfer products. Finnair Plus will soon offer its members the ability to Buy and Gift Plus points. Lastly, we extended the reach of our Corporate mileage sales product into the gas vertical by announcing partnerships with Speedway Speedy Rewards and SVM Fuel Circle.

We developed and launched a customer call center application in support of our core Buy, Gift and Transfer products. This new feature developed by Points enables our partner call centre staff to proactively offer their members ways to reach a reward precisely when they need it or redeem their points/miles exactly when they see fit.

Lastly, we extended our international footprint by making a strategic investment in China. Along with Aimia Inc., we have made a minority investment in China Rewards, a Shanghai based retail coalition loyalty program start-up. A key element of the China Rewards program is a long-term agreement with anchor partner, China UnionPay, one of the world’s largest network operators for payment cards.

 2012 Annual Report 7

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (together referred to herein as “we,” “our,” “Points,” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2012 and 2011. Further information, including Points’ Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2012, may be accessed at www.sedar.com or www.sec.gov. All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 6th, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2012 financial results, and those described in Points' AIF, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through its leading proprietary technology, our e-commerce solutions are utilized by over 45 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Best Buy Rewards
•	Virgin Atlantic Flying Club	•	Lufthansa Miles & More
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	United Airlines MileagePlus
•	LANPASS	•	American Express Membership Rewards

8  2012 Annual Report

Points delivers over $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Loyalty programs continue to be a significant source of ancillary revenue and cash flows for program operators, particularly in the airline industry. The loyalty market has been evolving over the last several years as program operators are seeking new ways to not only expand their customer base, but to increase the level of engagement from these customers and the overall appeal of their brand. As the loyalty industry develops, it continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. exceeded 2 billion in 2010, netting out to more than 18 memberships per household (source: 2011 Colloquy Loyalty Census, April 2011). This figure represented a 16% growth in U.S. memberships from 2008 and was spread across multiple market segments. According to Colloquy, the total perceived value of points and miles issued in 2010 in the U.S. for consumer oriented rewards programs was approximately $48 billion across an array of industries. Of this amount, nearly one third ($16 billion) is estimated to go unredeemed, representing a substantial untapped market.

The size of the loyalty marketplace represents significant opportunity. In addition, recent trends in the industry, such as the rise of non-travel related programs, cash-like redemptions, the early evolution of digital wallets, and increasing payment options, point to an increasing demand for innovative loyalty products and solutions. In response to this opportunity, the Corporation will continue to evolve its loyalty platform and focus on value-added loyalty applications and solutions that will ultimately increase online engagement from loyalty program members to further unlock the unredeemed value in the loyalty market place.

OPERATING HIGHLIGHTS AND DEVELOPMENTS IN 2012

In 2012, we made meaningful progress against our strategic initiatives critical to the long-term growth of the Corporation. We made significant progress against our large and growing pipeline of new business opportunities, expanded relationships with our existing partner network, and extended our global reach. Progress against these growth initiatives is highlighted below:

1. New Loyalty Program Partnerships

Continuing to add new loyalty programs remains a key growth driver for the Corporation. Of significant focus in 2012 was the development and execution of our new business pipeline. While we continue to strengthen our presence in the US airline loyalty industry, we also made meaningful progress in diversifying our partnerships across other verticals and geographies.

In 2012, we successfully launched products with four new partners. In the first half of the year, we launched our new Corporate Mileage sales product with Aeromexico Club Premier and welcomed Wicked Interactive’s SUBA Points program to our Points.com consumer portal. In the second half of 2012, we extended our reach in the hospitality sector by adding Wyndham Hotels Group and Meliá Hotels International, a leading global hotel company, to our list of hospitality companies leveraging our Buy and Gift products. We expect that Meliá Hotels’ Mas Rewards members will be able to exchange, redeem and trade reward points on our Points.com consumer portal in 2013.

In addition to the aforementioned new partner launches, we announced four new partnerships that are expected to be in market in 2013. First, the Corporation announced a deal with Southwest Airlines’ Rapid Rewards program, one of the largest and most innovative loyalty programs in the world. Upon launch, Rapid Rewards members will have the ability to Buy, Gift and Transfer Rapid Rewards points via the Corporation’s platform. Second, we have announced the addition of Finnair to our network of loyalty program partners. Once launched, Finnair Plus members will be able to utilize our Buy and Gift functionality.

2012 Annual Report 9

Lastly, we extended the reach of our Corporate mileage sales product into the gas vertical by announcing partnerships with Speedway Speedy Rewards and SVM Fuel Circle. Both loyalty programs will leverage our Corporate Mileage Sales product and are expected to launch in 2013.

The additional revenues generated by these new deals are expected to contribute over $100 million in annualized revenues, positioning the Corporation for significant growth in both revenues and profitability in 2014 and beyond. While we anticipate these new deals to have a significant impact in 2013, the impact will ultimately depend on the timing of each product and partner launch, which can vary or shift.

2. Expanding Existing Partnerships

Increasing the number of products deployed into our existing partnership base continues to be a key growth driver. In addition to signing new partners, the Corporation was successful in a launching a number of product offerings for its existing partners, including Scandinavian Airlines, JetBlue, La Quinta, and Amtrak. Pursuing deeper product deployments into its existing partnership base will continue to be a source of future revenue growth.

3. Increased Membership Penetration and Engagement

The Corporation has over 200 products deployed with over 45 leading loyalty programs. Extending the reach of these products into the membership bases of our loyalty program partners remains a key growth opportunity for the Corporation. We continue to focus on two areas that are critical to increasing the penetration of our products into the membership bases of our loyalty program partners: (1) Increasing consumer awareness of our products through targeted marketing efforts; and (2) designing, developing and deploying new features and products on our platform that will ultimately increase member conversion.

In 2012, we increased Marketing and Product Management headcount to focus on these two initiatives. In addition, we developed and launched a customer call center application in support of our core Buy, Gift and Transfer products. The customer call center application represents a new channel for Points’ core products to reach loyalty program members. This new feature developed by Points enables our partner call centre staff to proactively offer their members ways to reach a reward precisely when they need it or redeem their points/miles exactly when they see fit. Currently, seven partners are utilizing the call center buy miles/points feature.

In 2013, we will continue to focus on increasing the reach of our products into the membership bases of our loyalty program partners. Specifically, we will increase our investment in product research and development and focus on evolving our open platform strategy. We will look to add mobile functionality to our platform and expand our payments capabilities in 2013, two areas of increasing importance in the loyalty industry. In addition, we will continue to make investments that will improve our data analytics and marketing capabilities.

4. Developing Strategic Partnerships

We continue to pursue partnerships with organizations with complementary products and services or who can expose the Corporation to new verticals and geographies. To that end, the Corporation extended its international footprint by entering into an agreement to make a strategic investment in China. The Corporation, along with Aimia Inc., have made a minority investment in China Rewards, a Shanghai based retail coalition loyalty program start-up. Points’ has agreed to invest up to $5,000 upon the achievement of certain performance milestones and subject to regulatory approvals. A key element of the China Rewards program is a long-term agreement with anchor partner, China UnionPay, one of the world’s largest network operators for payment cards. This strategic relationship will offer an immediate and credible presence and allow the Corporation to more quickly and efficiently establish its business in the important and rapidly growing Chinese market.

2012 KEY FINANCIAL MEASURES

Highlights of operating results for the year ended December 31, 2012 include:

  Record revenues of $139,509, an increase of $16,575 or 13% over 2011;

  Gross margin of $28,560, an increase of $4,127 or 17% over 2011 levels;

  Net income of $8,262, an increase of 105% over 2011;

  Earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment (“EBITDA”) of $6,331, an increase of $576 or 10% over 2011;

  Cash provided from operations of $14,006 for the year ended December 31, 2012. The Corporation ended the year with cash and cash equivalents of $45,108 and no external debt.

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SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

(In thousands of US dollars, except per share
amounts)	2012	2011	2010
Revenue	$139,509	$122,934	$95,678
Gross margin	28,560	24,433	19,672
Ongoing operating costs	22,229	18,678	16,406
EBITDA	6,331	5,755	3,266
Earnings before income taxes	3,493	3,545	1,779
Net income	$8,262	$4,032	$1,951
Earnings per share
Basic	$0.55	$0.27	$0.13
Diluted	$0.54	$0.26	$0.13
Weighted average shares outstanding
Basic	15,137,930	15,039,689	14,983,137
Diluted	15,306,791	15,532,510	15,278,926
Total assets	$78,744	$64,285	$50,851
Shareholders’ equity	$27,827	$19,042	$14,153

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

(In thousands of US dollars)	2012	2011	Variance
Principal revenue	$129,859	$114,865	$14,994
Other partner revenue	9,617	8,048	1,569
Interest	33	21	12
Total Revenue	$139,509	$122,934	$16,575
Direct cost of principal revenue	110,949	98,501	12,448
Gross margin	$28,560	$24,433	$4,127
Gross margin %	20%	20%	-

The Corporation generated record revenue of $139,509 for the year ended December 31, 2012. Revenue growth in 2012 was slightly below our initial expectations due to the underperformance of a few partner promotions late in the fourth quarter and slightly slower growth from our European business. While revenue was lower than expectations, 2012 revenues still increased 13% over 2011, representing continued growth from our existing partnership base. In addition, we generated record gross margin of $28,560 for the year ended December 31, 2012, a 17% increase over 2011.

The majority of revenue and gross margin growth in 2012 occurred in principal revenue, as the Corporation continues to position itself as a principal in the retailing and wholesaling of loyalty currencies. In 2012, the Corporation generated principal revenue of $129,859, an increase of 13% over 2011, which was primarily driven by successful growth of existing principal partnerships through more effective marketing and promotional efforts. Principal revenues were also positively impacted by the addition of new partnerships over the last two years, including Hyatt, Carlson, and LANPASS.

Other partner revenue increased $1,569 or 19% from the year ended December 31, 2011. The impact of new commission-based partner launches in 2011 and 2012, organic growth from existing partnerships, new product deployments, and initial revenues generated from the new Corporate mileage sales product, all contributed to the year over year increase in other partner revenues.

Interest revenue was $33 for the year ended December 31, 2011 as short-term interest rates remained at historically low levels. At December 31, 2012, the Corporation’s operating cash was earning interest between 0.01% and 0.35% per annum.

For the year ended December 31, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 76% (2011 – 79%) of the Corporation’s revenues. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

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ONGOING OPERATING COSTS

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs, and other operating expenses. Ongoing operating costs are largely denominated in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to mitigate the cost of predictable Canadian dollar expenditures. A weakening US dollar can still have an adverse impact on the unhedged portion of Canadian dollar expenditures.

(In thousands of US dollars)	2012	2011	Variance
Employment costs	$15,368	$12,779	$2,589
Marketing and communications	1,676	1,380	296
Technology services	521	573	(52)
Operating expenses	4,664	3,946	718
Total ongoing operating costs	$22,229	$18,678	$3,551

Ongoing operating costs were $22,229 for the year ended December 31, 2012, increasing $3,551 or 19% over 2011. Increases to our cost base in 2012 were largely reflective of headcount investments in key areas critical to long-term objectives, and to a lesser extent, certain one-time items incurred.

Based on our revenue and gross margin expectations for 2013 that will result from our recent pipeline announcements, we have made the strategic decision to re-invest a portion of our expected incremental profitability to continue to drive innovation and expansion of our core business. These investments will largely focus on increased product research and development, evolving our loyalty platform, and enhancing our data analytics and marketing capabilities.

Employment Costs

Employment costs include salaries and bonus, employee share based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are largely denominated in Canadian dollars. Employment costs were $15,368 for 2012, increasing 20% from 2011.

The increase in employment costs over 2011 reflects Management’s strategic investment in headcount in key areas of the business. Salaries and related benefits increased over the prior year due to this strategic investment, enhanced incentive compensation and a newly implemented employee share unit plan in 2012. In addition, foreign exchange gains on Canadian dollar hedges were lower relative to 2011, adversely impact employment costs on a year over year basis.

Full time equivalents increased from 108 in 2011 to 121 in 2012. Headcount additions are reflective of our increased investments in marketing, technology and product development resources. While we incurred additional costs in this area in 2012 by adding resources in advance of 2013, these investments are considered critical to achieving our long term strategic objectives. Attracting and retaining key talent in these areas will continue to be a focus in 2013.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenses, certain product related expenses, and other on-line marketing and promotional activities. Marketing and communications costs for 2012 were $1,676, increasing $296 or 21% from 2011. Increases to marketing expenditures were primarily attributed to new advertising campaigns for the Corporate mileage sales product, increased affiliate activity, and marketing support for new products deployed in 2012.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology services costs decreased $52 or 9% from 2011. Decreases to technology costs were primarily due to lower software license fees.

Operating Expenses

Operating expenses include professional fees, office overhead, travel expenses and other costs associated with operations. Operating expenses for 2012 were $4,664, an increase of $718 or 18% over 2011. Approximately half of this increase can be attributed to what the Corporation incurred in professional fees and expenses related to the China Rewards investment. The remainder of the increase was largely due to higher operating costs for the Corporation’s Toronto premises, new overseas business activities, costs incurred in advance of new partner launches in 2013, and costs related to a patent matter settled earlier in the year.

12 2012 Annual Report

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment costs. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

(In thousands of US dollars)	2012	2011	Variance
Operating income	$3,486	$3,520	$(34)
Depreciation and amortization	2,803	2,298	505
Foreign exchange gain	(68)	(63)	(5)
Impairment of long-lived assets	110	-	110
EBITDA	$6,331	$5,755	$576

For the year ended December 31, 2012, the Corporation’s EBITDA was $6,331, an increase of $576 or 10% over the prior year. The increase over the prior year is primarily due to gross margin growth outpacing the growth in ongoing operating costs. Management has focused on growing revenue and margins while leveraging its existing cost base with targeted and responsive investments in 2012.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2012	2011	Variance
Depreciation and amortization	$2,803	$2,298	$505
Foreign exchange gain	(68)	(63)	(5)
Interest and other income	(7)	(25)	18
Impairment of long-lived assets	110	-	110
Income tax recovery	(4,769)	(487)	(4,282)
Total	$(1,931)	$1,723	$3,654

Depreciation and Amortization Expense

Depreciation and amortization expense of $2,803 in 2012 increased $505 or 22% over 2011. The increase over the prior year was primarily due to the commencement of amortization of the Corporation’s new ePoch Corporate technology platform in the second quarter of 2011. In addition, the Corporation commenced amortization of additional technology applications subsequent to the third quarter of 2011.

Impairment of long-lived assets

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets which the Corporation is no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income.

Foreign Exchange (“FX”) Gain

US / Canadian FX Rates	2012	2011	2010
Period Start	0.9807	1.0001	0.9532
Period End	1.0034	0.9807	1.0001
Period Average	1.0006	1.0120	0.9709

US / EURO FX Rates	2012	2011	2010
Period Start	1.2950	1.3253	1.4333
Period End	1.3218	1.2950	1.3253
Period Average	1.2863	1.3928	1.3280

2012 Annual Report 13

Foreign exchange gains and losses arise from the translation of monetary assets and liabilities on the Corporation’s balance sheets. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts receivable, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is also exposed to foreign exchange risk as a result of transacting in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2012 were transacted in US dollars, EUROs and British Pounds. FX exposure to the EURO has increased over the last 3 years as the Corporation has expanded its partner network in Europe. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the year ended December 31, 2012, the Corporation reclassified $210 of realized gains, net of tax, from other comprehensive income into earnings. The ineffective portion of the derivative’s gain or loss, if any, is recognized immediately in current income. The cash flow hedges were highly effective at December 31, 2012. Realized gains from the Corporation’s hedging activities helped partially offset foreign exchange losses in 2012 driven by the appreciation of the Canadian dollar.

For the year ended December 31, 2012, the Corporation recorded a foreign exchange gain of $68 (2011 – $63), primarily driven by the fluctuations of the US dollar against the Canadian dollar, EURO and British Pound, which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves.

Income Tax Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax recovery of $4,769 compared to a recovery of $487 in 2011. In 2012, the future tax benefits associated with previously unrecognized deferred tax assets in Canada was recognized. Based on our financial forecasts, we assessed it was now probable that the remaining benefit from these assets would be utilized.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except	per
share amounts)	2012	2011	Variance
Net Income	$8,262	$4,032	$4,230
Earnings per share
Basic	$0.55	$0.27	$0.28
Diluted	$0.54	$0.26	$0.28

The Corporation reported net income of $8,262, or $0.55 per share for the year ended December 31, 2012 compared with a net income of $4,032, for the year ended December 31, 2011 or $0.27 per share. Earnings for the year ended December 31, 2012 represented a $4,230 or $0.28 per share improvement over the prior year. The increase over the prior year can be primarily attributed to the increase in EBITDA versus 2011 and a higher income tax recovery recorded in 2012.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,137,930 common shares for the year ended December 31, 2012, compared with 15,029,689 for the year ended December 31, 2011. The increase in average shares outstanding was due to the exercise of employee stock options during the year.

14 2012 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	December 31,	December 31,
(In thousands of US dollars)	2012	2011
Cash and cash equivalents	$45,108	$34,853
Restricted cash	3,202	1,619
Funds receivable from payment processors	10,057	10,837
Security deposits	2,780	2,461
Total funds available	61,147	49,770
Payable to loyalty program partners	44,912	40,048
NET OPERATING CASH	$16,235	$9,722
Total current assets	63,999	53,194
Total current liabilities	50,179	44,366
WORKING CAPITAL	$13,820	$8,828

The Corporation’s financial strength is reflected in its balance sheets. Our financial resources consist primarily of unrestricted cash which are sufficient to support the execution of our strategic objectives. The Corporation continues to remain debt-free.

As at December 31, 2012, the Corporation had net operating cash of $16,235 (December 31, 2011 – $9,722). We define net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. During 2012, net operating cash increased $6,513 from December 31, 2011, primarily due to positive EBITDA generated and proceeds received from share option exercises during the year. This was partially offset by share purchases made by the Corporation to fund the employee share unit plan and capital expenditures. A portion of the Corporation’s operating cash is restricted as collateral for commercial letters of credit issued in the normal course of business and to facilitate bridge financing for the China Rewards investment.

The Corporation’s working capital (defined as current assets minus current liabilities) was $13,820 at December 31, 2012 compared to working capital of $8,828 as at December 31, 2011. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

(In thousands of US dollars)	2012	2011	Variance
Operating activities	$14,006	$7,606	$6,400
Investing activities	(3,273)	(1,964)	(1,309)
Financing activities	(243)	524	(767)
Effects of exchange rates	(235)	224	(459)
Change in cash and cash equivalents	$10,255	$6,390	$3,865

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. Cash flows generated from operating activities in 2012 increased $6,400 compared to 2011, largely due to positive EBITDA generated during the year and the timing of partner payments for promotional activities.

Investing Activities

Cash used in investing activities for the year ended December 31, 2012 was $3,273, an increase of $1,309 over 2011. Investments in 2012 primarily related to ongoing technology and product development, routine computer equipment purchases, and cash in the amount of $1,575 restricted for a letter of credit issuance to facilitate a bridge financing for the China Rewards investment in the fourth quarter before the investment structure was established. The Corporation will continue to devote technology and product resources to designing and developing innovative loyalty products in 2013. Management will continue to fund capital expenditures through working capital.

Financing Activities

Cash flows used in financing activities in 2012 primarily related to purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan introduced in 2012. This was partially offset by proceeds from the exercise of employee share options throughout the year. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

2012 Annual Report 15

Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	3,281	754		714	724	728	361
Principal revenue(2)	94,668	30,736		46,095	16,416	1,421	-
Investment commitment(3)	5,000	5,000		-	-	-	-
	$102,949	$36,490		$46,809	$17,140	$2,149	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific performance milestones being met. Management anticipates the milestones to be met in year 1.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 228,796 shares. Securities with Near-Term Expiry Dates – Outstanding Amounts as at February 28, 2013 (figures in CAD$):

Security Type	Month of Expiry	Number	Strike Price
Options	March 18, 2013	500	24.90
Options	May 6, 2013	76,166	18.10
Options	August 5, 2013	1,250	10.70
Options	October 8, 2013	4,000	6.00
Options	October 8, 2013	61,339	9.00
Options	December 15, 2013	500	4.10
Options	February 17, 2014	85,041	4.60
Total		228,796

OUTSTANDING SHARE DATA

As of February 28, 2013, the Corporation has 15,169,239 common shares outstanding.

As of the date thereof, the Corporation has outstanding options to acquire up to 632,554 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $8.71. The expiration dates of the options range from March 18, 2013 to December 6, 2017.

The following table lists the common shares issued and outstanding as at February 28, 2013 and the options that may become convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,169,239
Convertible Securities: Share options	632,554	CAD$ 5,509,867
Common Shares Issued & Potentially Issuable	15,801,793	CAD$ 5,509,867
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	686,765

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

16 2012 Annual Report

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except per share	Dec. 31,	Sept. 30,	Dec. 31,
amounts)	2012	2012	2011
Revenue	$40,803	$34,339	$32,929
Gross margin	7,978	7,039	6,823
Ongoing operating expenses	6,417	5,487	4,678
EBITDA	1,561	1,552	2,145
Operating income	866	856	668
Net income	$5,638	$746	$2,058
Earnings per share
Basic	$0.37	$0.05	$0.14
Diluted	$0.37	$0.05	$0.13
Total assets	$78,744	$58,482	$64,285
Shareholders’ equity	$27,827	$22,203	$19,042

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation recorded revenues of $40,803 during the fourth quarter of 2012. While revenue was slightly below our expectations due to the underperformance of a few key promotions late in the fourth quarter, it still represents a 19% increase from the third quarter of 2012 and a 24% increase compared to the fourth quarter of 2011. In line with the growth in gross margin, gross margin increased $939 or 13% over the third quarter of 2012 and increased $1,155 or 17% over the fourth quarter of 2011.

The increase in revenues and gross margin relative to the third quarter of 2012 can primarily be attributed to higher transactional activity driven by successful promotional efforts which typically peak in the fourth quarter. The increase in revenues and gross margin over the prior year quarter was largely driven by increased transactional activity across our existing partnership base due to stronger promotional activity.

ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2012	2012	2011
Employment costs	$4,373	$3,791	$3,256
Marketing and communications	439	458	361
Technology services	159	110	125
Operating expenses	1,446	1,128	936
Total	$6,417	$5,487	$4,678

Ongoing operating costs increased $930 or 17% over the third quarter of 2012 and increased $1,739 or 37% over the fourth quarter of 2011. The increase over the third quarter of 2012 is primarily attributed to higher employment costs, and to a lesser extent, higher professional fees. The increase over the fourth quarter of 2011 is primarily due to an increase in employment costs due to headcount increases, and to a lesser extent, increased operating expenses resulting from the China Rewards investment.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2012	2012	2011
Depreciation and amortization	$728	$715	$668
Foreign exchange (gains) loss	(33)	(19)	25
Interest and other changes (income)	1	(8)	-
Impairment of long-lived assets	110	-	-
Income tax (recovery) expense	(4,883)	118	(606)
Total	$(4,077)	$806	$87

Depreciation and amortization expenses were relatively in line with the third quarter of 2012 and increased $60 or 9% from the fourth quarter of 2011. The increase in amortization over the prior year period is primarily due to the commencement of amortization of the Corporation’s new Corporate technology platform that completed development early in the second quarter of 2011.

2012 Annual Report 17

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets related to technical assets which the Corporation is no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income.

During the fourth quarter of 2012, the Corporation recorded an income tax recovery of $4,883 related to the recognition of future tax benefits associated with previously unrecognized deferred tax assets in Canada. Based on our financial forecasts, we assessed it was now probable that the remaining benefit from these assets would be utilized.

EBITDA

Reconciliation of Operating Income to EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2012	2012	2011
Operating income	$756	$856	$1,452
Depreciation and amortization	728	715	668
Foreign exchange (gain) loss	(33)	(19)	25
Impairment of long-lived assets	110	-	-
EBITDA	$1,561	$1,552	$2,145

EBITDA of $1, 561 was relatively in line with the third quarter of 2012 and decreased 27% from the fourth quarter of 2011. The decrease from the prior year quarter is primarily due to the growth in ongoing operating costs outpacing the gross margin growth, as the Corporation continued to focus on strategic investments and hiring activity in the fourth quarter to support long-term growth.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share	per share
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies and critical accounting estimates and judgments are presented in Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2012. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2012.

18 2012 Annual Report

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a CGU, i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

 2012 Annual Report 19

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

New Standards Not Yet Adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2012:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 Consolidated Financial Statements, issued in May 2011, replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. Based on the Corporation’s activities and transactions to date, IFRS 10 is not expected to have a material impact on the financial statements.

20 2012 Annual Report

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Corporation does not expect IFRS 13 to have a material impact on the financial statements.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. Amendments to IAS 1 are expected to have no material impact on the financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points’ generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry-wide solution to address structural financial problems. This consolidation activity has continued in 2012 and 2013. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

Contractual Performance Commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation's ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

2012 Annual Report 21

Competition

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation's Loyalty Currency Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Cyber Security Risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

Internet Viability and System Infrastructure Reliability Risk

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

22 2012 Annual Report

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Infringing on the Intellectual Property Rights of Others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Defects in Software or Failures in Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Retention of Key Personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

2012 Annual Report 23

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52-109) as of December 31, 2012. Based on that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

24 2012 Annual Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2012, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2012.

Rob MacLean	Anthony Lam
Chief Executive Officer	Chief Financial Officer

2012 Annual Report 25

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of Points International Ltd.,

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in material respects, the consolidated financial position of Points International Ltd. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
March 6, 2013
Toronto, Canada

26 2012 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.,

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Points International Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2012. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Points International Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Points International Ltd. as at December 31, 2012 and December 31 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and our report dated March 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
March 6, 2013
Toronto, Canada

2012 Annual Report 27

Consolidated Balance Sheets

Expressed in thousands of United States dollars

As at December 31	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents		$45,108	$34,853
Restricted cash	4	3,202	1,619
Funds receivable from payment processors		10,057	10,837
Security deposits		2,780	2,461
Accounts receivable	5	1,912	2,411
Prepaid expenses and other assets	6	940	1,013
Total current assets		$63,999	$53,194

Non-current assets
Property and equipment	7	2,207	1,712
Intangible assets	8	2,856	4,566
Goodwill	9	2,580	2,580
Deferred tax assets	11	6,485	1,575
Other assets	10	617	658
Total non-current assets		$14,745	$11,091
Total assets		$78,744	$64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		4,673	3,553
Payable to loyalty program partners		44,912	40,048
Current portion of other liabilities	12	594	765
Total current liabilities		$50,179	$44,366

Non-current liabilities
Other liabilities	12	738	877
Total non-current liabilities		$738	$877

Total liabilities		$50,917	$45,243

SHAREHOLDERS’ EQUITY
Share capital	13	57,564	57,378
Contributed surplus	16	10,105	9,671
Accumulated other comprehensive (loss) income		(54)	43
Accumulated deficit		(39,788)	(48,050)
Total shareholders’ equity		$27,827	$19,042
Total liabilities and shareholders’ equity		$78,744	$64,285

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer

28 2012 Annual Report

Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2012	2011

REVENUE
Principal		$129,859	$114,865
Other partner revenue		9,617	8,048
Interest		33	21
Total Revenue		$139,509	$122,934

EXPENSES
Direct cost of principal revenue		110,949	98,501
Employment costs		15,368	12,779
Marketing & communications		1,676	1,380
Technology services		521	573
Depreciation and amortization		2,803	2,298
Foreign exchange gain		(68)	(63)
Operating expenses	17	4,664	3,946
Impairment of long-lived assets		110	-
Total Expenses		$136,023	$119,414

OPERATING INCOME		$3,486	3,520

Interest and other income		(7)	(25)
EARNINGS BEFORE INCOME TAXES		$3,493	$3,545

Income tax recovery	11	(4,769)	(487)
NET INCOME		$8,262	$4,032

OTHER COMPREHENSIVE LOSS
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $41 (2011: $27)		113	73
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense $75 (2011: $129)		(210)	(327)

Other comprehensive loss for the year, net of income tax		$(97)	$(254)
TOTAL COMPREHENSIVE INCOME		$8,165	$3,778

EARNINGS PER SHARE
Basic earnings per share	14	$0.55	$0.27
Diluted earnings per share	14	$0.54	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

2012 Annual Report 29

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
		Surplus		gains/(losses)	other com-	deficit	equity
				on cash flow	prehensive
				hedges	(loss) income
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	8,262	8,262
Other comprehensive loss	-	-	-	(97)	(97)	-	(97)
Total comprehensive income	-	-	-	(97)	(97)	8,262	8,165
Effect of share option compensation plan	-	607	607	-	-	-	607
Effect of RSU compensation plan	-	256	256	-	-	-	256
Share issuances	1,146	(429)	717	-	-	-	717
Share capital held in trust	(960)	-	(960)	-	-	-	(960)
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827

Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	4,032	4,032
Other comprehensive loss	-	-	-	(254)	(254)	-	(254)
Total comprehensive income	-	-	-	(254)	(254)	4,032	3,778
Effect of share option compensation plan	-	587	587	-	-	-	587
Share issuances	695	(171)	524	-	-	-	524
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042

The accompanying notes are an integral part of these consolidated financial statements.

30 2012 Annual Report

Consolidated Statements of Cash Flows

For the year ended December 31

Expressed in thousands of United States dollars	Note	2012	2011

Cash flows from operating activities
Net income for the year		$8,262	$4,032
Adjustments for:
Depreciation of property and equipment		583	510
Amortization of intangible assets		2,220	1,788
Unrealized foreign exchange loss (gain)		227	(225)
Equity-settled share-based payment transactions	15	863	587
Deferred income tax recovery		(4,876)	(489)
Impairment of long-lived assets		110	-
Unrealized net gain on derivative contracts designated as cash flow hedges		(131)	(357)
Changes in non-cash balances related to operations	22	6,748	1,760
Net cash provided by operating activities		$14,006	$7,606

Cash flows from investing activities
Acquisition of property and equipment		(1,078)	(611)
Additions to intangible assets		(620)	(1,510)
Changes in restricted cash		(1,575)	157
Net cash used in investing activities		$(3,273)	$(1,964)

Cash flows from financing activities
Proceeds from exercise of share options		717	524
Share purchases		(960)	-
Net cash (used in) provided by financing activities		$(243)	$524

Net increase in cash and cash equivalents		$10,490	6,166
Cash and cash equivalents at beginning of the year		34,853	$28,463
Effect of exchange rate fluctuations on cash held		(235)	224
Cash and cash equivalents at end of the year		$45,108	$34,853

Interest Received		$31	$19
Interest Paid		$(7)	$(1)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

2012 Annual Report 31

Notes to the Consolidated Financial Statements

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2012 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Functional and presentation currency

These consolidated financial statements are presented in US dollars (USD), which is the Corporation’s functional currency. Each of the Corporation’s wholly-owned subsidiaries determines its own functional currency, which is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency (USD). All financial information presented in USD has been rounded to the nearest thousand, except when otherwise indicated.

(d) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

On an ongoing basis, the Corporation evaluates its estimates and judgements, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), recognition of deferred tax assets, share-based payments, revenue recognition, lease classification, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its judgements on consideration of all facts and circumstances surrounding financial statement items and transactions relating thereto. Estimates are based on historical experience adjusted as appropriate for current circumstances and on various other assumptions that it believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key judgements, estimates and assumptions made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

32 2012 Annual Report

(i) Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

(ii) Recognition of Deferred Tax Assets

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future or whether taxable temporary differences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversed deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

(iii) Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a CGU, i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

2012 Annual Report 33

(iv) Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. The accounting policies have been applied consistently by the Corporation and its subsidiaries.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all its wholly-owned subsidiaries. Subsidiaries are entities over which the Corporation has control, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Corporation has 100% of the voting rights in all its subsidiaries. Subsidiaries are fully consolidated from thedate that control is transferred to the Corporation, and are de-consolidated from the date control ceases.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned. For additional details on the criteria used by management in making this assessment, refer to Note 2(d)(i).

34 2012 Annual Report

Revenue from the rendering of services is recognized when the following criteria are met:

  The amount of revenue can be measured reliably;
  The stage of completion can be measured reliably;
  The receipt of economic benefits is probable; and
  Costs incurred and to be incurred are identifiable and can be measured reliably.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

  The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
  The amount of revenue can be measured reliably;
  The receipt of economic benefits is probable; and
  Costs incurred or to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as part of direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized based on the stage of completion at the end of each reporting period.

(iv)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the expected life of the agreement. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

2012 Annual Report 35

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing, pricing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role are recorded on a net basis. Other partner revenue also includes other revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

(c) Foreign currency translation

The functional and presentation currency of the Corporation is the US dollars. Transactions in currencies other than the Corporation’s functional currency (foreign currency) are recognized at the average exchange rates during the specific period. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated in qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity; refer to Note 18.

(d) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the balance sheets when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i) Non-derivative financial assets

Non-derivative financial assets are comprised of the following: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets measured at fair value through profit or loss (“FVTPL”)
A financial asset is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Corporation currently does not have any financial assets measured at fair value through profit or loss.

36 2012 Annual Report

Held-to-maturity financial assets
For debt securities that have fixed and determinable payments and fixed maturity, if the Corporation has the positive intent and ability to hold them to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would generally result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Corporation from classifying investment securities as held-to-maturity for the current and the following two financial years. The Corporation currently does not have any held-to-maturity financial assets.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Corporation currently does not have any available-for-sale financial assets.

(ii) Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Funds receivable from payment processors	Loans and receivables	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

2012 Annual Report 37

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results (i.e. degree of offset) of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar, the EURO and the British Pound. The changes in fair value of hedging derivatives designated in cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g) Security deposits

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

(h) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

38 2012 Annual Report

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	20% diminishing balance basis
•	Computer hardware	30% diminishing balance basis
•	Computer software	straight-line over 3 years
•	Leasehold improvements	straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(i) Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, being the higher of fair value less costs to sell and value in use. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

(ii) Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

  It is technically feasible to complete the software product so that it will be available for use;
  Management intends to complete the software product and use or sell it;
  There is an ability to use or sell the software product;
  It can be demonstrated how the software product will generate probable future economic benefits;
  Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
  The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iii) Amortization

Amortization is calculated by allocating the cost of the intangible asset, or other amount substituted for cost, less its residual value over its useful life.

Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 years.

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

2012 Annual Report 39

(j) Impairment

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Impairment loss is recognized when and for the amount by which the asset’s/CGU’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s/CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows – i.e. cash generating units or CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Long-lived assets that are not amortized and goodwill are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. If the recoverable amount of the group of CGUs to which goodwill has been allocated is less than the carrying amount of the group of CGUs, including goodwill, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(k) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the share unit plan, the Corporation grants Restricted Share Units (RSUs) and Performance Share Units (PSUs) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period.

The estimated fair value of the share-based awards that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

40 2012 Annual Report

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(l) Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(m) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(n) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(o) Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(p) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

  temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
  temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
  taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; suchchanges to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

2012 Annual Report 41

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q) Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(r) Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

(s) New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2012:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables and financial assets will be classified into one of two categories on initial recognition: amortized cost or fair value. IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 Consolidated Financial Statements, issued in May 2011, replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. Based on the Corporation’s activities and transactions to date, IFRS 10 is not expected to have a material impact on the financial statements.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Corporation does not expect IFRS 13 to have a material impact on the financial statements.

42 2012 Annual Report

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. Amendments to IAS 1 are expected to have no material impact on the financial statements.

4. RESTRICTED CASH

Restricted cash of $3,202 (2011 – $1,619) is held primarily as collateral for commercial letters of credit issued in the normal course of business including a letter of credit in the amount of $1,575 in connection with the China Rewards investment (see Note 26).

5. ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and technology design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2012	2011

Accounts receivable	$1,968	$2,446
Allowance for doubtful accounts	(56)	(35)
Balance	$1,912	$2,411

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 18.

6. PREPAID EXPENSES AND OTHER ASSETS

	2012	2011

Prepaid expenses	$589	$713
Forward exchange contracts designated as cash flow hedges	41	228
Current portion of deferred costs	60	72
Short-term loan receivable (Note 26)	250	-
Balance	$940	$1,013

7. PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture	Leasehold	Total
	Hardware	Software	& Fixtures	Improvements
Cost
Balance at January 1, 2011	$818	$615	$464	$942	$2,839
Additions	257	258	53	64	632
Disposals / Write-offs	(82)	-	-	-	(82)
Balance at December 31, 2011	$993	$873	$517	$1,006	$3,389

Balance at January 1, 2012	993	873	517	1,006	3,389
Additions	360	349	175	194	1,078
Balance at December 31, 2012	$1,353	$1,222	$692	$1,200	$4,467

Depreciation and impairment losses
Balance at January 1, 2011	416	542	205	65	1,228
Depreciation for the year	184	110	75	141	510
Disposals / Write-offs	(61)	-	-	-	(61)
Balance at December 31, 2011	$539	$652	$280	$206	$1,677

Balance at January 1, 2012	539	652	280	206	1,677
Depreciation for the year	220	145	66	152	583
Balance at December 31, 2012	$759	$797	$346	$358	$2,260

Carrying amounts
At December 31, 2011	$454	$221	$237	$800	$1,712
At December 31, 2012	$594	$425	$346	$842	$2,207

2012 Annual Report 43

8. INTANGIBLE ASSETS

	Trademarks(1)	Internal use software	Total
		development costs
Cost
Balance at January 1, 2011	$95	$6,344	$6,439
Additions	2	1,508	1,510
Balance at December 31, 2011	$97	$7,852	$7,949

Balance at January 1, 2012	97	7,852	7,949
Additions	12	608	620
Impairments / Write-offs	-	(384)	(384)
Balance at December 31, 2012	$109	$8,076	$8,185

Amortization and impairment losses
Balance at January 1, 2011	-	1,595	1,595
Amortization for the year	-	1,788	1,788
Balance at December 31, 2011	-	$3,383	$3,383

Balance at January 1, 2012	-	3,383	3,383
Amortization for the year	-	2,220	2,220
Impairments / Write-offs	-	(274)	(274)
Balance at December 31, 2012	-	$5,329	$5,329

Carrying amounts
At December 31, 2011	$97	$4,469	$4,566
At December 31, 2012	$109	$2,747	$2,856

(1) Trademarks are deemed to have an indefinite useful life, and are therefore not amortized.

During the year ended December 31, 2012 an amount of $1,106 was recognized as research and development expenses (2011: $1,042).

Impairment loss

In December 2012, the Corporation recorded an impairment charge of $110 related to certain website development and technology assets related to technical assets which the Corporation is no longer utilizing. The impairment charge is included in impairment of long-lived assets in the statements of comprehensive income.

9. GOODWILL

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. Goodwill arising from the MilePoint acquisition amounted to $4,205. Separate from goodwill, at the time of the acquisition, fair values were assigned to the contracts in place with the loyalty program partners acquired at the time of the MilePoint acquisition. The resulting intangible assets were amortized over the respective lives of the individual contracts, all of which have since lapsed and have been amortized into income prior to January 1, 2010. Upon conversion to IFRS, an impairment analysis was performed on the carrying value of goodwill arising from the MilePoint acquisition.

The CGUs to which goodwill has been allocated are the specific partner relationships acquired in the Milepoint acquisition. Management monitors goodwill for these CGUs as a group. Since there are no recent sale agreements for the Corporation’s CGUs to which goodwill has been allocated and management believes that fair value less costs to sell is not otherwise reliably measurable for this group of CGUs, the Corporation employed the value in use method for calculating the estimated recoverable amount for this group of CGUs. The estimated future cash flows from the specific partner relationships which make up the group of CGUs were used to measure the estimated recoverable amount, represented by the products in place at the assessment date and management’s probability weighted expectation of additional products that are expected to be sold to these partners in the future.

As of the date of transition to IFRS, the Corporation determined that the carrying value of the group of CGUs to which goodwill has been allocated was greater than their recoverable amount. Accordingly, an impairment loss of $1,625 was recognized in retained earnings and allocated as a reduction to the carrying value of the goodwill allocated to this group of CGUs as of January 1, 2010.

44 2012 Annual Report

Impairment testing for cash-generating units containing goodwill as at December 31, 2012

The value of the partner relationships extends past the initial contracts in place at the time of the acquisition, as contract renewals have been signed with certain former MilePoint partners and certain new products have been successfully sold to those partners resulting in additional revenue streams. These cash flows from these partner relationships have been used to measure the value in use for the group of CGUs for purpose of goodwill impairment assessment. The cash flows are approximated by their contribution margins quantified over the next three years and supplemented by a terminal value estimate. The cash flows from these product offerings to the partners acquired in the MilePoint acquisition are largely independent of other cash inflows since they are supported by specific contractual arrangements and the individual partner relationships which are separable from the business. As at December 31, 2012, the carrying amount of the CGUs to which goodwill has been allocated to was determined to be lower than its recoverable amount and no impairment loss was recognized. The calculation of the value in use was based on the following key assumptions:

  Cash flows were projected based on the length of the current contract with the respective partners, probability of contract renewal in each of the subsequent years, historical operating results for each product, and product specific growth rates for various products.
  Pre-tax discount rate of 11.5% was applied in determining the recoverable amount of the CGUs as at December 31, 2012. The discount rate was estimated based on market conditions at assessment date.
  Cash flows for each partner relationship were taken from the most recent financial plan, which represented management’s best estimate of the financial performance for each partnership. The values assigned to each partnership beyond 2013 were based on management’s assessment of the likelihood of renewal of the individual partnership and the specific products offered to each partner.

The values assigned to the key assumptions represent management’s assessment of future trends in the loyalty industry and are based on both external sources and internal sources (historical data).

10. OTHER ASSETS

Other assets of $617 (2011 – $658) include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities and the non-current portion of the deferred costs. The current portion of these assets is recorded in prepaid expenses and other assets.

11. INCOME TAXES

	2012	2011
Current Tax Expense
Current year	$98	$-
	$98	$-

	2012	2011
Deferred Tax Recovery
Recognition of previously unrecognized tax losses	(4,171)	(172)
Recognition of previously unrecognized deductible temporary difference	(696)	-
	$(4,867)	$(172)

Total income tax recovery	$(4,769)	$(172)

Income tax recognized in other comprehensive income

For the year ended December 31,			2012			2011
In thousands of US dollars	Before	Tax	Net of	Before	Tax	Net of
	tax	(expense)	tax	tax	(expense)	tax
		benefit			benefit
Change of fair value of foreign exchange derivatives designated as cash flow hedges	$ 154	$ (41)	$ 113	$ 100	$ (27)	$ 73
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	(285)	75	(210)	(456)	129	(327)
	$(131)	$34	$(97)	$(356)	$102	$(254)

2012 Annual Report 45

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Cana-dian federal income tax rate to the income before provision for income taxes. The reasons for these differences are as follows:

	2012	2011
Income tax expense at statutory rate 26.5% (2011 – 28.25%)	$925	$1,001
Increase (decrease) in taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	-	(17)
Utilization of previously unrecognized losses	(1,145)
Tax cost of non-deductible items	247	185
Recognition of previously unrecognized temporary differences	(696)	-
Tax losses for which no benefit was recognized	-	(121)
Recognition of previously unrecognized tax losses	(4,171)	(1,605)
Other differences	71	70
Income tax recovery	$(4,769)	$(487)

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	Assets		Liabilities		Net
In thousands of US dollars	2012	2011	2012	2011	2012	2011

Property and equipment	$-	$-	$(295)	$-	$(295)	$-
Forward exchange contracts	3	-	-	(31)	3	(31)
Intangibles	995	-	(4)	-	991	-
Tax losses	5,786	1,606	-	-	5,786	1,606
Deferred tax assets (liabilities)	$6,784	$1,606	$(299)	$(31)	$6,485	$1,575
Offset	(299)	(31)	299	31	-	-
Deferred tax assets	$6,485	$1,575	$-	$-	$6,485	$1,575

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom.

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2012	2011

Tax losses	$745	$3,445
Property and equipment	-	3,297
Intangibles	-	1,668
Share issue costs	-	45
Reserves	-	26
Net deferred tax asset	$745	$8,481

In 2012, the tax benefit associated with the remaining previously unrecognized deferred tax assets in Canada was recognized by Management. Based on financial forecasts, Management has assessed that it is probable that the remaining benefit from these assets would be utilized.

The Corporation has non-capital loss carryforwards for income tax purposes in the amount of approximately $21,834. The losses may be used to reduce future years' taxable income and expire approximately as follows:

Total USD
2015	$120
2026 – 2032	21,714
Total	$21,834

In addition, the Corporation has capital losses of $5,620 (2011 – $5,475) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

12. OTHER LIABILITIES

	2012	2011
Forward exchange contracts designated as cash
flow hedges	$90	$154
Current portion of lease inducements	111	95
Current portion of deferred revenue	393	516
Current portion of other liabilities	594	765

Non-current portion of lease inducements	468	534
Non-current portion of deferred revenue	270	343
Other liabilities	$738	$877

46 2012 Annual Report

13. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance December 31, 2011	15,071,838	$57,378
Exercise of stock options(1)	96,401	1,146
Share capital held in trust(2)	-	(960)

Balance December 31, 2012	15,168,239	$57,564

(1)

31,916 options previously issued to employees were exercised at CAD$9.00 per share.
27,773 options previously issued to employees were exercised at CAD$4.60 per share.
3,333 options previously issued to employees were exercised at CAD$5.00 per share.
2,000 options previously issued to employees were exercised at CAD$5.30 per share.
2,000 options previously issued to employees were exercised at CAD$7.00 per share.

584 options previously issued to employees were exercised at CAD$4.10 per share.
516 options previously issued to employees were exercised at CAD$11.04 per share.
20,000 options previously issued to employees were exercised at CAD$11.20 per share.
333 options previously issued to employees were exercised at CAD$7.80 per share.
6,833 options previously issued to employees were exercised at CAD$3.70 per share.

63,400 options previously issued to employees were exercised at CAD$12.32 per share. However, only 1,113 common shares, which equaled to the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued.

(2)	78,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees.

At December 31, 2012 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2012	2011
Net income for basic and diluted earnings per share available to common shareholders	$8,262	$4,032
Weighted average number of common shares outstanding – basic	15,137,930	15,039,689
Effect of dilutive securities – share-based payments	168,861	492,821
Weighted average number of common shares outstanding – diluted	15,306,791	15,532,510
Earnings per share - reported
Basic	$0.55	$0.27
Diluted	$0.54	$0.26

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2012, 291 thousand options (2011: 462 thousand) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

2012 Annual Report 47

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

15. SHARE-BASED PAYMENTS

As at December 31, 2012, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	December 31, 2012	December 31, 2011
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(929,681)	(770,993)
Net options authorized	1,320,319	1,479,007
Less: options issued & outstanding	(635,804)	(876,121)
Options available to grant	684,515	602,886

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. The fair value of options granted in 2012 and 2011 were calculated using the following weighted assumptions:

For the year ended December 31,	2012	2011
Dividend yield	NIL	NIL
Risk free rate	1.42%	2.02%
Expected volatility	63.76%	76.76%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of December 31, 2012 and 2011, and changes during the years ended on those dates is presented below.

	2012		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	876,121	$9.77	873,994	$9.27
Granted	114,208	9.88	141,764	10.46
Exercised	(158,688)	9.44	(85,769)	5.92
Expired & Forfeited	(195,837)	13.47	(53,868)	9.65
End of year	635,804	$8.73	876,121	$9.77
Exercisable at end of year	390,790	$8.96	553,504	$11.54

Weighted average fair value of options granted	CAD$5.18		CAD$6.13

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number	contractual life	price (in	Number	exercise price
Prices (in CAD$)	of options	(years)	CAD$)	of options	(in CAD$)
$0.10 to $4.99	222,068	1.78	$4.57	158,723	$4.56
$5.00 to $9.99	232,357	2.78	$8.48	102,767	$7.72
$10.00 to $14.99	103,463	3.08	$11.09	51,384	$11.05
$15.00 to $19.99	76,416	0.35	$18.10	76,416	$18.10
$20.00 and over	1,500	0.11	$22.97	1,500	$22.97
	635,804			390,790

Share unit plan

On March 7, 2012, the Corporation implemented a new employee share unit plan, under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. As at December 31, 2012, 99,792 RSUs have been granted, of which 94,318 RSUs were outstanding. There were no PSUs outstanding as at December 31, 2012.

48 2012 Annual Report

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2012	-	$-
Granted	99,792	10.86
Forfeited	(5,474)	9.94
Balance at December 31, 2012	94,318	$10.91

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the year ended December 31, 2012, the Corporation made three purchases of the Corporation’s common shares for a total of 78,000 shares.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $863 for the year ended December 31, 2012 (2011 - $587).

16. CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – December 31, 2011	$9,671
Employee stock option expense	607
Employee RSU expense	256
Fair value of stock options exercised	(429)
Contributed surplus – December 31, 2012	$10,105

17. OPERATING EXPENSES

Operating expenses are comprised of:

	2012	2011

Office expenses	$1,158	$894
Travel & personnel expenses	1,447	1,260
Professional fees	1,340	998
Insurance, bad debts and governance	719	794
Operating expenses	$4,664	$3,946

18. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

  credit risk
  liquidity risk
  market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation. The Corporation’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

2012 Annual Report 49

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31, 2012	December 31, 2011
Current	$1,324	$1,374
Past due 31–60 days	394	579
Past due 61–90 days	74	239
Past due over 90 days	176	254
Trade accounts receivable	1,968	2,446
Less: allowance for doubtful accounts	(56)	(35)
	$1,912	$2,411

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2012	2011
Balance, beginning of year	$35	$20
Provision for doubtful accounts	36	15
Bad debts written off, net of recoveries, and other	(15)	-
Balance, end of year	$56	$35

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s financial assets represents its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2012 and 2011:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2012				years	beyond
Accounts payable and accrued liabilities	$4,673	$4,673	$4,673	$-	$-
Foreign exchange contracts designated as cash flow hedges	90	90	90	-	-
Payable to loyalty program partners	44,912	44,912	44,912	-	-
	$49,675	$49,675	$49,675	$-	$-

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2011				years	beyond
Accounts payable and accrued liabilities	$3,553	$3,553	$3,553	$-	$-
Foreign exchange contracts designated as cash flow hedges	154	154	154	-	-
Payable to loyalty program partners	40,048	40,048	40,048	-	-
	$43,755	$43,755	$43,755	$-	$-

50 2012 Annual Report

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO and the British Pound. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2012, forwards with a notional value of $14,668, and a net carrying value of $49 in liability position (2011 – $74 in asset position), with settlement dates extending to December 2013, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO denominated revenue.

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2012 and 2011, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to income in the same period as the corresponding hedged items are recognized in income. In 2012, total realized gains of $50 were reclassified to employment costs (2011 – $520) for Canadian dollar currency hedges and realized gains of $235 (2011 – losses of $64) were reclassified to principal revenue for EURO and British Pound currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollars balance sheet accounts, a strengthening US dollar will lead to a FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $67 (2011 – $140) excluding the offset available through the FX changes of derivatives designated in cash flow hedges. Balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2012	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0034	1.6168	1.3218	1.0949
Financial assets
Cash and cash equivalents	$45,108	441	2,033	3,806	51
Restricted cash	3,202	376	-	-	-
Funds receivable from payment processors	10,057	1	573	2,080	3
Security deposits	2,780	-	61	280	1
Accounts receivable	1,912	229	324	(6)	-
	$63,059	1,047	2,991	6,160	55
Financial liabilities
Accounts payable and accrued liabilities	$4,673	3,111	233	9	-
Payable to loyalty program partners	44,912	-	2,156	5,853	24
	$49,585	3,111	2,389	5,862	24

2012 Annual Report 51

As at December 31, 2011	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9807	1.5456	1.2950	1.0643
Financial assets
Cash and cash equivalents	$34,853	491	1,541	4,137	44
Restricted cash	1,619	376	-	-	-
Funds receivable from payment processors	10,837	-	398	2,224	8
Security deposits	2,461	-	61	254	1
Accounts receivable	2,411	256	536	1	-
	$52,181	1,123	2,536	6,616	53
Financial liabilities
Accounts payable and accrued liabilities	$3,553	1,116	451	32	-
Payable to loyalty program partners	40,048	1	1,552	6,171	25
	$43,503	1,117	2,003	6,203	25

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the balance sheets: funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, fair value approximates their carrying value at December 31, 2012 and 2011 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2012 and 2011 are as follows:

2012	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$41	$-	$41

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(90)	-	(90)
	$-	$(49)	$-	$(49)

2011	Level 1	Level 2		Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$228	$	- $	228

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(154)		-	(154)
	$-	$74	$	- $	74

(i)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

52 2012 Annual Report

19. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$3,281	$754		$714	$724	$728	$361
Principal revenue(2)	94,668	30,736		46,095	16,416	1,421	-
Investment commitment(3)	5,000	5,000		-	-	-	-
	$102,949	$36,490		$46,809	$17,140	$2,149	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards. The obligation is contingent on specific per- formance milestones being met. Management anticipates the milestones to be met in year 1 (see Note 26).

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipments and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2012 an amount of $705 was recognized as an expense in profit or loss in respect of operating leases (2011: $827).

20. DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Intangible assets
The fair value of the intangible assets, internally use software development costs and trademarks, is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(ii) Goodwill
The fair value of goodwill is based on the discounted cash flows expected to be derived from product offerings of specific contractual arrangements and the partner relationships.

(iii) Derivatives
The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

21. CAPITAL DISCLOSURES

The Corporation defines its capital as shareholders’ equity that includes share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit. The amounts included in the Corporation’s capital are as follows:

	2012	2011
Shareholders’ equity	$27,827	$19,042

2012 Annual Report 53

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the year.

22. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2012	2011
Decrease (increase) in funds receivable from payment processors	$780	$(6,213)
Increase in security deposits	(319)	(338)
Decrease (increase) in accounts receivable	499	(356)
Decrease in prepaid expenses and other assets	73	166
Decrease (increase) in other assets	41	(45)
Increase (decrease) in accounts payable and accrued liabilities	1,120	(228)
(Decrease) increase in other liabilities	(310)	63
Increase in payable to loyalty program partners	4,864	8,711
	$6,748	$1,760

23. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	2012	2011

Revenue
United States	$102,034	$89,522
Europe	35,510	32,495
Canada and other	1,965	917
	$139,509	$122,934

Revenue
United States	73%	73%
Europe	26%	26%
Canada and other	1%	1%
	100%	100%

Revenue earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2012 and 2011, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 76% (2011 – 79%) of the Corporation’s total revenue.

24. RELATED PARTIES

Key management personnel compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share-based compensation plans (see Note 15). Certain executive officers are subject to a mutual term of notice of 12 months. Upon resignation at the Corporation’s request, they are entitled to termination benefits up to 12 months’ gross salary, depending on the number of years completed as an executive officer.

54 2012 Annual Report

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2012	2011

Short-term employee benefits	$1,692	$1,729
Share-based payments	934	238
	$2,626	$1,967

25. CORPORATE ENTITIES

As at December 31, 2012, the Corporation has the following wholly-owned subsidiaries:

	Country of	Ownership interest
	incorporation
		2012	2011

Points.com Inc.	Canada	100%	100%
Points International (US) Ltd.	U.S.A.	100%	100%
Points International (UK) Ltd.	U.K.	100%	100%

26. INVESTMENT IN CHINA REWARDS

On November 28, 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The upcoming investment will be made in series of tranches, each of which is conditional on specific performance milestones being met. In connection with this investment, the Corporation will receive convertible preferred shares, which will be accounted for in accordance with IAS 39 under the category of available-for-sale financial assets and will be measured at its fair value.

On November 6, 2012, the Corporation provided an interest free loan to China Rewards in the aggregate amount of $250, which will be repaid by China Rewards in the first quarter of 2013. The carrying amount of the loan receivable is included in prepaid expenses and other assets. In addition, the Corporation facilitated a bridge financing by issuing a letter of credit in the amount of $1,575. The Corporation has classified this letter of credit as restricted cash in the consolidated balance sheets as at December 31, 2012. The letter of credit will be cancelled upon the completion of the second tranche of the investment.

2012 Annual Report 55

Leadership Team

ROB MACLEAN
Chief Executive Officer

Rob has served as Chief Executive Officer of Points since co-founding the company in February 2000, and is a member of the Corporation’s board of directors. Rob champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results. His vision has pioneered and delivered a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs. Under Rob’s leadership, Points has grown from a start-up to become a globally recognized leader in the loyalty industry that is: publicly traded on the NASDAQ and TSX, has attracted partners with a combined member base of over 500¨million members worldwide, and operates a suite of eCommerce products and services that have transacted more than 88 billion loyalty program points and miles to-date.¨

Prior to founding Points, Rob recorded an impressive list of leadership roles and achievements with 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Rob led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue, and was responsible for the airline’s award-winning Canadian Plus loyalty program. Rob has also served as a senior representative on the Oneworld Alliance’s Customer Loyalty Steering Committee.

CHRISTOPHER BARNARD
President

Christopher is the President and Co-Founder of Points since inception in 2000, and is a member of the Corporation’s board of directors. He is responsible for corporate strategy, product development, corporate development and financing activities as well as investor relations and has also held various additional interim operating positions including CFO and VP of Product Development and Marketing. Christopher is paving new ground with the further innovation of the Points Loyalty Commerce Platform that will further expand the capabilities of loyalty currencies and change how consumers interact with loyalty programs.

In 1998 Christopher also co-founded Canada’s first internet business incubator, Exclamation International, from which Points was created. He initiated the team of loyalty and technology innovators that has grown Points to a team of over 120 staff on two continents. Christopher holds a Masters of Business Administration and lives in Toronto.

ANTHONY LAM
Chief Financial Officer

Anthony joined Points in April 2007 as the CFO with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. He is responsible for financial reporting, compliance, treasury and corporate finance, business intelligence, investor relations, and legal matters.

Before joining Points, Anthony served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. During his tenure there he gained valuable regulatory experience in a multiple jurisdiction listing environment and contributed to the increase of annual revenue from US$34 million to US$104 million in only four years. Anthony has held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (currently trading as part of Open Text Corporation), and Microforum Inc. where he was involved in various merger and IPO activities. Anthony started his career with PricewaterhouseCoopers LLP, is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Toronto.

56 Points International Ltd.

PETER LOCKHARD
Chief Operating Officer

Peter has been a key member of the senior leadership team since joining Points in January 2005. In his role as the Chief Operating Officer he leads a senior business team responsible for three Loyalty Commerce Business Units, Product Management and Relationship Management. Peter has previously led various divisions of the company including: business development, account management, product management, business management and technology development. He played an integral role in the implementation of Points Agile software development process which has significantly enhanced the company’s ability to be responsive to business needs, while more effectively leveraging its collaborative culture. This transition to Agile development resulted in the redesign and development of a next generation Loyalty Commerce Platform that is reinventing how consumers and brands can interact with loyalty programs.

Prior to joining Points, Peter’s extensive senior management experience included successful high-growth companies in the IT and marketing services industries, including VP Professional Services of Flo Network, a permission-based e-messaging service provider that was acquired by DoubleClick. Peter is a long-standing board member of BioSyent Inc., a publicly traded specialty pharmaceutical company whose wholly owned subsidiary, BioSyent Pharma Inc., sources, acquires or in-licences pharmaceutical products and markets these products in Canada. In 2012 and again in 2013 BioSyent was recognized as a TSX Venture 50 Company. Peter is also a business adviser and CEO mentor for several Toronto based businesses including Syntegrity Group and Pink Metrics Inc.

DAVE SIMONS
Chief Technology Officer

Dave has been designing and delivering innovative high-performance infrastructures, consumer facing services, SaaS offerings and licensed software for over 20 years. In his role as the CTO at Points he leads the software engineering and IT operations teams creating and operating innovative eCommerce solutions using Agile development practices. His years of experience and passion for innovative technology have made Dave a sought out expert on software engineering and Agile.

Prior to joining Points, Dave was the CTO and Chief Architect at NeoEdge which reinvented in-game advertising for the casual gaming industry. Before co-founding NeoEdge, Dave was a Director of Engineering at America Online and Netscape joining America Online through the acquisition of Quack.com. Dave has held a variety of senior engineering and engineering management positions at Newcastle Capital, Citibank, CIBC Investment Bank and Wood Gundy. Dave graduated from the University of Waterloo with a BMath Honors Computer Science.

INEZ MURDOCH
Chief People Officer

As Chief People Officer, Inez is responsible for guarding¨ Points’ unique company culture and ensuring that company strategies and programs support employees as they work to achieve performance targets. Inez leads the charge on strategies to attract and retain smart, entrepreneurial, energetic team players who have a tangible passion for all things loyalty and tech innovation. She is dedicated to ensuring Points continues to have leading employer practices that support a talented team as they create industry leading loyalty products.

Prior to joining Points, Inez served as a vice president of human resources in the technology and financial sectors. She holds degrees from the University of Western Ontario and Queen’s University, including a Masters of Business Administration.

2012 Annual Report 57

SANDY PERLMAN
Chief Marketing Officer

Sandy is an accomplished marketer, certified coach and expert in making brands matter. Her extensive marketing career has made her an authority in integrated marketing communications, particularly in the technology and loyalty industries. Bringing more than 20 years of expertise to her role as CMO at Points, Sandy has worked in the corporate, agency and non-profit sectors with some of the world’s most influential companies including: Microsoft, Ogilvy & Mather, Chiat Day, Ralston Purina, and SmithKline Beecham. Sandy is a strong proponent of volunteer work and has dedicated years to both the Canadian Marketing Association and Me to We/Free the Children.

Sandy’s strategic leadership and expertise extends into every facet of marketing communications including: developing brand strategy in competitive environments, strategic analysis and market research, search marketing, content management, developing brand values, and evaluating consumer insights.

MARTIN TONGUE
Senior Vice President

Martin joined Points in 2006 and is the Senior Vice President leading the Global Business Development Team. Martin has more than 15 years’ experience in loyalty program management, partnership strategy and business development in the airline and hospitality industries. During his tenure at Points, Martin has negotiated some of the largest partner acquisitions in the history of the company and forged stronger, more collaborative relationships with existing brand partners.

Prior to joining Points, Martin held various management and consulting roles with British Airways, Qantas Airways, Regional Express Airlines, Jetstar Australia and Starwood Hotels and Resorts. Martin was born and raised in Sydney, Australia. He is currently living in Toronto, Canada, and has lived and worked in London, Vancouver and New York City.

58 Points International Ltd.

Corporate Information

BOARD MEMBERS	LEADERSHIP TEAM	BUSINESS DEVELOPMENT	ANNUAL MEETING
Bernay Box (Chairman)	Rob MacLean	partnerships@points.com	May 2, 2013
Christopher Barnard	Chief Executive Officer		Metro Toronto Convention Centre
Michael Beckerman		CORPORATE GOVERNANCE	255 Front Street West, Room 203 D
Douglas Carty	Christopher Barnard	Information regarding the	North Building
Bruce Croxon	President	Corporation’s corporate governance	Toronto, ON M5V 2W6
Rob MacLean		policy and practices can be found
John Thompson	Anthony Lam	in the Corporation’s Management	ADDRESS
	Chief Financial Officer	Information Circular.	171 John Street, 5th Floor
AUDIT COMMITTEE			Toronto, ON M5T 1X3
Douglas Carty (Chairman)	Peter Lockhard	AUDITORS	Phone: (416) 596.6370
Bernay Box	Chief Operating Officer	KPMG LLP	Fax: (416) 595.6444
John Thompson
	Dave Simons	INVESTOR RELATIONS	CONSUMER WEBSITE
HRCG COMMITTEE	Chief Technology Officer	Anthony Lam	www.points.com
John Thompson (Chairman)		anthony.lam@points.com
Bernay Box	Inez Murdoch	(416) 596.6382	INVESTOR RELATIONS
Bruce Croxon	Chief People Officer		www.pointsinternational.com
TRANSFER AGENT
	Sandy Perlman	Computershare Trust Company
	Chief Marketing Officer	of Canada

	Martin Tongue	LISTING
	Senior Vice President	Toronto Stock Exchange (PTS)
Nasdaq Stock Exchange (PCOM)

points

Points International Ltd. 171 John Street, 5th Floor, Toronto ON M5T 1X3 www.points.com